Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

May 26, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Cecilia Blye,

Chief,

Office of Global Security Risk

Re:	Comments Re Tsakos Energy Navigation Limited

Form 20-F: For the Fiscal Year Ended December 31, 2010

Filed on April 8, 2011

File No. 001-31236

Dear Ms. Blye,

We have been requested by Tsakos Energy Navigation Limited, our client, to submit its response to your letter of May 13, 2011, which relates to the Company’s Form 20-F filed on April 8, 2011. Please find below your comments and the Company’s response to each.

SEC Comment Number 1

We note the disclosure on page 28 that your vessels of the DNA hull-type have shorter length overall, which allows them greater flexibility in the Caribbean, a region generally understood to include Cuba. Also, it appears from your disclosure on page 41 that your vessels may operate on trade routes in the Middle East, a region that can be understood to include Iran, Sudan, and Syria. In addition, we are aware of publicly-available information that one of your chartered tankers was scheduled to call on a port in Syria in March 2010.

Cuba, Iran, Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include any information on your contacts with those countries. Please describe the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements for the last three years and the subsequent interim period. You should also describe to us any goods, fees or services you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, commercial arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments or entities controlled by the governments of those counties. Finally, you should tell us whether any ships that you own, operate, or charter have provided, or are anticipated to provide, any U.S.-origin goods to the referenced countries, or involve employees who are U.S. nationals in operations associated with those countries.

Company Response

The Company is aware of the restrictions applicable to it on trading with Cuba, Iran, Sudan and Syria and it has complied with those restrictions and intends to continue to so comply in all respects.

The Company has not, nor intends to, directly provide any goods, fees or services to the referenced countries and has had no contacts with governmental entities in these countries nor does it intend to have any in the future. Its vessels are not chartered to any Cuban, Iranian, Sudanese or Syrian companies. More recent charterer-party agreements relating to the Company’s vessels now preclude Iran from the vessels’ trading area unless agreed between owner and charterer after taking into account all relevant sanctions legislation. Since January 1, 2008, the Company’s vessels have made approximately 10,000 port calls around the world, of which only one-third of 1% (0.003) have been to ports in the referenced countries. None of the vessels the Company owns, operates or charters have provided, or are anticipated to provide, any U.S.-origin goods to these countries, or involve employees who are U.S. nationals in operations associated with these countries.

SEC Comment Number 2

We are aware of publicly-available information that your vessel, La Prudencia, was chartered in June 2010 to Zhuhai Zhendrong, a company reported to be the largest lifter of Iran’s crude oil and a major supplier of gasoline to Iran. Please discuss the applicability of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, particularly, but not limited to, Section 102(a)(3)(B)(iii), to your operations, and the impact you anticipate it will have upon your operations.

Company Response

Since July 1, 2010, the effective date of the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010, there has been only one voyage to Iran, to load crude on behalf of a South Korean charterer at the off-shore terminals of Kharg Island and Soroosh, which is not within the scope of Section 102(a)(3)(B)(iii) of Act.

In the past three years, the Company’s vessels have called on Iranian oil terminals twelve times on behalf of charterers. In these circumstances, the Company believes that the Act, particularly Section 102(a)(3)(B)(iii), which restricts “providing ships or shipping services to deliver refined petroleum products to Iran,” will not have a significant impact on its operations.

La Prudencia is a Very Large Crude Carrier (VLCC) which was chartered to a major South Korean charterer from 2006 to 2011. During this period the charterer was permitted to sub-charter the vessel to other charterers, subject to internationally recognized trading restrictions. The above mentioned voyage, on behalf of the sub-charterer, Zhuhai Zhendrong, was only the second visit by the vessel to Iran since January 1, 2008 (included in the twelve visits mentioned above). On both occasions, the purpose was the loading of crude oil which is outside the scope of the Act.

SEC Comment Number 3

Please discuss for us the materiality of any contacts with Cuba, Iran, Sudan, and Syria you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities associated with each of the referenced countries since the last three years and the subsequent interim period. Also, address materiality in quantitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Cuba, Iran, Sudan, or Syria.

Company Response

As noted above, port calls in the referenced countries accounted for one-third of 1% (0.003) of the port calls made worldwide by the Company’s vessels since January 1, 2008. The Company has no relationships with governmental entities in those countries, nor does it charter its vessels to companies based in those countries. The Company derives its revenue directly from the charterers. Since January 1, 2008, the Company’s total voyage revenues have exceeded $1.6 billion. During the same period, voyage revenue paid by the charterers of the Company’s vessels for voyages related to port calls in the four referenced countries amounted to approximately $10 million or 0.6% (0.006) of total voyage revenues. The Company does not view this amount as material compared to the total revenue in the period.

Given the clear immateriality in terms of the number of port calls and associated voyage revenue to the worldwide operations and voyage revenue of the Company, it believes that a reasonable investor would deem such visits as not significant in making an investment decision. While it recognizes that certain activities of any corporation, including doing business related to the above-mentioned countries, may impact investor sentiment, the Company believes that its investors understand that it does not derive income from regularly doing business related to these countries and that the number of visits to these countries, always on behalf of charterers, is negligible.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 309-6050.

Very truly yours,

/s/ Stephen P. Farrell
Stephen P. Farrell

cc:	Tsakos Energy Navigation Limited

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